SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                              SCHEDULE 13D & 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                          Discovery Laboratories, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   254668 10 6
              ----------------------------------------------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 31, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254668 10 6                  13D/A                   Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               None
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             1,502,032
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        None
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,502,032
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,502,032
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 254668 10 6                    13D                   Page 3 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               None
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             448,390
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        None
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        448,390
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      448,390
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 254668 10 6                  13D/A                   Page 4 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Aries Master Fund
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               None
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             1,053,642
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        None
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,053,642
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,053,642
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 254668 10 6                  13D/A                   Page 5 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAQ, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               None
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             1,001,732
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        None
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,001,732
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,001,732
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 254668 10 6                  13D/A                   Page 6 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               275,988
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             2,503,764
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        275,988
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,503,764
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,779,752
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a)   Common Stock, $.0012 par value ("Shares")

            350 South Main Street, Suite 307
            Doylestown, PA 18901
            Phone: (215) 340-4699
            Fax: (215) 340-3940

Item 2. Identity and Background.

      Names of Persons Filing:

      (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company (formerly known as The Aries Fund, a Cayman Island Trust) ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) RAQ, LLC is a New York limited liability corporation of which Dr. Rosenwald is the sole proprietor.

      (d) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,(3) a Cayman Islands exempted company.

      (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (f) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (g)   Dr. Rosenwald is a citizen of the United States.

----------

(1) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

(2) Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

(3) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

            Since the date of the original filing on Schedule 13D (the "Original Filing"), in a private placement of the Issuer's securities (the "Private Placement"), pursuant to a Stock and Warrant Purchase Agreement dated March 31, 1999, Aries Domestic used its general funds to purchase (a) 87,766 shares of Common Stock for $1.88 per share and (b) six (6) year warrants to 87,766 shares of Common Stock at an exercise price equal to $2.30, for an aggregate purchase price equal to $165,000 and the Aries Fund used its general funds to purchase (a) 204,787 of Common Stock for $1.88 per share and (b) (6) year warrants to 157,766 shares of Common Stock at an exercise price equal to $2.30, for an aggregate purchase price equal to $385,000.

Item 4. Purpose of Transaction.

            The Reporting Parties have acquired shares of Common Stock of the Issuer as an investment in the Issuer.

            As set forth in Item 3, Paramount Capital, Inc. acted as placement agent for the Issuer in connection with its November, 1996 private offering of securities.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            (a) As of March 31, 1999, Paramount Capital, through acquisition of the shares by the Aries Fund and Aries Domestic, beneficially owned 430,133 of Common Sock of the Issuer, warrants to purchase an additional 301,371 shares of Common Stock of the Issuer, 225,000 shares of Series B Preferred Stock of the Issuer (convertible into 700,498 Common Stock of the Issuer) and warrants to purchase 22,500 shares of Series B Preferred Stock (convertible into 70,005 shares of Common Stock of the Issuer) or 20.1% of the Issuer's securities, and Aries Domestic, the Aries Fund, RAQ, LLC and Dr. Rosenwald beneficially owned as follows:

                                  Percent   Amount Owned
                                  -------   ------------
                  Aries Domestic   6.6%       126,834     shares of common stock
                                               90,392     warrants to purchase
                                                          shares of common stock

                                              210,149     shares of common stock
                                                          (underlying 67,500
                                                          shares of preferred
                                                          stock)

                                              21,015      shares of common stock
                                                          (underlying 6,750
                                                          shares of preferred
                                                          stock)

                  Aries Fund       15.0%      303,207    shares of common stock
                                              210,897     warrants to purchase
                                                          shares of common stock

                                              490,349     shares of common stock
                                                          (underlying 157,500
                                                          shares of preferred
                                                          stock)

                                               49,035     shares of common stock
                                                          (underlying 15,750
                                                          shares of preferred
                                                          stock)

                  RAQ, LLC         15.6%    1,001,732     shares of common stock

                  Dr. Rosenwald    37.2%(4)    30,664     warrants to purchase
                                                          shares of common stock

                                              245,324     shares of common stock
                                                          (underlying 6,750
                                                          shares of preferred
                                                          stock)

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those certain of those shares beneficially owned by each of Aries Domestic and Aries Fund. Dr. Rosenwald has the power to vote or direct the vote, to dispose or to direct the disposition of those shares owned by RAQ, LLC.

----------

(4) For purposes of this Regulation 13-D filing, Dr. Rosenwald's percentage calculation includes all of the securities owned by Paramount Capital, Aries Domestic, Aries Fund and RAQ, LLC, however, Dr. Rosenwald may disclaim beneficial ownership with respect to the shares held by each of the foregoing.

            (c) The following purchases were made by Aries Domestic and Aries Fund in the past sixty (60) days:

                  March 31, 1999, Aries Domestic used its general funds to purchase (a) 87,766 shares of Common Stock for $1.88 per share and (b) six (6) year warrants to 87,766 shares of Common Stock at an exercise price equal to $2.30, for an aggregate purchase price equal to $165,000 and the Aries Fund used its general funds to purchase (a) 204,787 of Common Stock for $1.88 per share and (b) (6) year warrants to 157,766 shares of Common Stock at an exercise price equal to $2.30, for an aggregate purchase price equal to $385,000.

                  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Paramount Capital is the investment manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital.

            Except as indicated in this Amendment No.2 to the Original Filing and exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other party or parties, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic and Aries Fund to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of RAQ, LLC and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E - List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit F - Stock Purchase Agreement among Discovery Laboratories and Aries
            Domestic Fund, L.P. and The Aries Master Fund, a Cayman Exempted Company, dated March 31, 1999.

Exhibit G   Amendment to the Stock Purchase Agreement dated April 5, 1999.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     ARIES DOMESTIC FUND
                                     By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     THE ARIES MASTER FUND
                                     By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     RAQ, LLC

Dated:      April 7, 1999            By: /s/ Lindsay A. Rosenwald, M.D.
            New York, NY                ----------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             President


                                     LINDSAY A. ROSENWALD, M.D.

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Discovery Laboratories, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     ARIES DOMESTIC FUND
                                     By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     THE ARIES MASTER FUND
                                     By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     LINDSAY A. ROSENWALD, M.D.

Dated:      April 7, 1999
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ----------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                     RAQ, LLC

Dated:      April 7, 1999            By: /s/ Lindsay A. Rosenwald, M.D.
            New York, NY                ----------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             President

                                    EXHIBIT B

      The name and principal occupation or employment, which in each instance is with RAQ, LLC, located at c/o 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of RAQ, LLC is as follows:

                                                      PRINCIPAL OCCUPATION
      NAME                                               OR EMPLOYMENT
      ----                                            --------------------

      Lindsay A. Rosenwald, M.D.                            President

Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of RAQ, LLC's knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

      The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                      PRINCIPAL OCCUPATION
      NAME                                               OR EMPLOYMENT
      ----                                               -------------

      Lindsay A. Rosenwald, M.D.          Chairman of the Board of Paramount
                                          Capital Asset Management, Inc.,
                                          Paramount Capital Investments, LLC and
                                          Paramount Capital, Inc.

      Mark C. Rogers, M.D.                President of Paramount Capital Asset
                                          Management, Inc., Paramount Capital
                                          Investments, LLC and Paramount
                                          Capital, Inc.

      Peter Morgan Kash                   Director of Paramount Capital Asset
                                          Management, Inc., Senior Managing
                                          Director, Paramount Capital, Inc.

      Dr. Yuichi Iwaki                    Director of Paramount Capital Asset
                                          Management, Inc., Professor,
                                          University of Southern California
                                          School of Medicine

Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

      The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                     PRINCIPAL OCCUPATION
      NAME                                              OR EMPLOYMENT
      ----                                           --------------------

      Paramount Capital Asset Management, Inc.       General Partner; Investment
                                                     Manager

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT E

      The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                     PRINCIPAL OCCUPATION
      NAME                                              OR EMPLOYMENT
      ----                                           --------------------

Paramount Capital Asset Management, Inc.             Investment Manager

MeesPierson (Cayman) Management Limited              Administrator

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                  STOCK PURCHASE AGREEMENT (this "Agreement") dated as of March 31, 1999 (the "Effective Date"), among DISCOVERY LABORATORIES, INC., a Delaware corporation (the "Company"), and ARIES DOMESTIC FUND, L.P., and THE ARIES MASTER FUND, A CAYMAN ISLAND EXEMPTED COMPANY (the "Investors").

            WHEREAS, the Investors have agreed to make an aggregate equity investment of $650,000 in the Company through the purchase of (a) shares of Common Stock, par value $.001 per share (the "Common Stock") and (b) warrants (the "Warrants") to purchase shares of Common Stock, of the Company; and

            WHEREAS, the Company has agreed to sell such shares of Common Stock and Warrants to the Investors.

            NOW THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereby agree as follows:

            Section 1. Terms of Investment.

            1.1 On the date hereof, the Company shall issue and sell to the Investors, and the Investors shall purchase from the Company, (a) an aggregate of 345,744 shares of Common Stock (the "Shares") at a price of $1.88 per share (the "Per Share Price") and (b) Warrants to purchase 345,744 shares of Common Stock at an exercise price equal to $2.30 (the "Per Share Exercise Price"), for an aggregate purchase price of $650,000 (the "Purchase Price"), allocated among the Investors as set forth in Exhibit A. The Warrants shall be issued in the form of Exhibit B. The Purchase Price shall be paid by wire transfer of immediately available funds in United States dollars to the Company, contemporaneously with the execution and delivery of this Agreement, to an account previously designated in writing by the Company.

            1.2 The Shares and Warrants (collectively sometimes referred to as the "Securities") being sold in accordance with the terms of this Agreement for the Purchase Price shall be validly issued, fully paid, and nonassessable, and shall be free of restrictions on transfer other than under this Agreement and under applicable state and federal securities laws. The shares of Common Stock issuable upon exercise of the Warrants, when issued in accordance with the terms of the Warrants, shall be validly issued, fully paid, and nonassessable, and shall be free of restrictions on transfer other than under this Agreement and under applicable state and federal securities laws.

            Section 2. Purchase Price Adjustment. (a) If, within 150 days from the Effective Date the Company shall issue and sell shares of Common Stock in a private offering at a price per share less than the Per Share Price, (i) the Investors shall be entitled to receive, for no additional consideration, a number of additional shares of Common Stock sufficient to reduce the Per Share Price to the per share purchase price paid by investors in such private offering and (ii) the Per Share Exercise Price shall be reduced to equal the greater of
(A) 110% of the per share purchase price paid by investors in such private offering and (B) $2.15.

                  (b) If, within 150 days from the Effective Date the Company shall issue and sell, in a private offering, any shares of capital stock or equity derivatives of the Company (including, without limitation, options, warrants or convertible securities) (the "Offering Securities"), alone or in combination with shares of Common Stock, , which Offering Securities are convertible into, or exercisable for, shares of Common Stock at a conversion price or exercise price less than the Per Share Price (i) the Investors shall be entitled to receive, for no additional consideration, a number of additional shares of Common Stock sufficient to reduce the Per Share Price to the conversion price or exercise price of the Offering Securities and (ii) the Per Share Exercise Price shall be reduced to equal the greater of (A) 110% of the conversion price or exercise price of the Offering Securities and (B) $2.15.

                  (c) If, within 150 days from the Effective Date, the Company shall not have either (i) raised at least $2 million through the sale of Common Stock, other capital stock of the Company and/or equity derivatives of the Company in addition to the Purchase Price or (ii) entered into any partnering arrangement with a non-affiliate of the Company having a value (taking into account, on a dollar-for-dollar basis, all upfront and milestone payments provided for by the terms of such arrangement as well as any substantially contemporaneous equity investments or written commitments (whether or not contingent) to make loans or equity investments) of at least $10 million, (A) the Investors shall be entitled to receive, for no additional consideration, a number of additional shares of Common Stock sufficient to reduce the Per Share Price (such reduction pursuant to this Section 2(c) or 2(d) being referred to as a "Reset") to the average of the lowest three Closing Prices of the Common Stock during the 20 trading-day period ending on the last trading day prior to the expiration of such 150-day period and (B) the Per Share Exercise Price shall be reduced to $2.15. As used herein, "Closing Price" shall mean the last sale price of the Common Stock, as reported on NASDAQ, on any trading day or, if there shall not have been a sale on any trading day, the average between the closing bid and ask prices reported on NASDAQ for such trading day.

                  (d) If the average of the Closing Prices for the 20 trading days preceding the date that is 150 days from the Effective Date is less than the Per Share Price, then (i) the Investors shall be entitled to receive, for no additional consideration, a number of additional shares of Common Stock sufficient to reduce the Per Share Price to the average of the lowest three Closing Prices of the Common Stock during the 20 trading-day period ending on the last trading day prior to the expiration of such 150-day period and (ii) the Per Share Exercise Price shall be reduced to $2.15. Notwithstanding the foregoing, additional shares of Common Stock shall not be required to be issued pursuant to this Section 2(d) (1) if the Company has raised at least $4 million (or such lesser amount as is consented to by Aries Domestic Fund, L.P. and/or The Aries Master Fund, a Cayman Exempted Company ("Aries")) through the sale of Common Stock, other capital stock of the Company and/or equity derivatives of the Company in addition to the Purchase Price by the date that is 150 days from the Effective Date, or (2) to the extent Aries otherwise agrees to waive or reduce the required issuance, any such consent or agreement by Aries being binding on all of the Investors signatory hereto.

                  (e) In no event shall the Reset or any issuance of securities by the Company subject to paragraph (a) or (b) above require the Company to issue a number of shares of Common Stock to the Investors where such issuance would require the Company to lower the Per Share Price to a price equal to or less than $0.86.

            Section 3. Closing.

            3.1 Closing. (a) The purchase and sale of the Shares shall take place at the offices of Paramount Capital Asset Management, Inc., 787 Seventh Avenue, New York, New York 10019, on March 31, 1999 (the "Closing"). At the Closing, in consideration of, and following confirmation of receipt of, the Purchase Price, the Company shall deliver to the Investors certificates representing the Shares.

            3.2 Conditions to the Obligations of the Investors at the Closing.
(a) Conditions to the Closing. The obligation of the Investors to purchase and pay for the Securities at the Closing is subject to the satisfaction on or prior to the applicable date of Closing (the "Closing Date") of the following conditions, which may be waived by the Investors:

            3.3 Opinion of Counsel to the Company. The Investors shall have received from Roberts, Sheridan & Kotel, A Professional Corporation, counsel for the Company, its opinion dated such Closing Date in the form of Exhibit C.

            3.4 Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of such Closing Date.

            3.5 Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement required to be performed on or prior to such Closing Date shall have been performed in a manner satisfactory in all material respects to Investors.

            3.6 Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

            3.7 Consents. The Company shall have obtained in writing or made all consents, waivers, approvals, orders, permits, licenses and authorizations of, and registrations, declarations, notices to and filings and applications with, any governmental authority or any other person (including, without limitation, securityholders and creditors of the Company) required to be obtained or made in order to enable the Company to observe and comply with all its obligations under the Agreement and to consummate and perform the transactions contemplated thereby except any of those the failure of which to be obtained shall not have a material adverse effect on the Company.

            3.8 Closing Documents. The Company shall have delivered to Investors the following:

            (a) a certificate executed by the President and Chief Executive Officer of the Company dated as of the Closing Date stating that the conditions set forth in Sections 3.2 through 3.7 have been satisfied;

            (b) a certificate of the Secretary of the Company, dated such Closing Date, as to the continued and valid existence of the Company, certifying the attached copy of the Restated Certificate of Incorporation and the By-laws of the Company, the authorization of the execution, delivery and performance of the Agreement, and the resolutions adopted by the Board of Directors of the Company authorizing the actions to be taken by the Company under the Agreement;

            (c) a certificate of the Secretary of State of the State of Delaware, dated a recent date, to the effect that the Company is in good standing in the State of Delaware and that all annual reports, if any, have been filed as required and that all taxes and fees have been paid in connection therewith;

            (d) a certified copy of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware, including any amendments thereto; and

            3.9 Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be satisfactory in form and substance to Investors.

            3.10 Financial Statements; Absence of Changes. The Company shall have provided to the Investors (i) the consolidated balance sheets of the Company and its subsidiaries as of December 31, 1998, and the related unaudited consolidated statements of operations and cash flows for the 12 month period then ended and for the period from May 18, 1993 (date of inception) to December 31, 1998 (the "Financial Statements"), all of which will be correct and complete and will present fairly the financial position of the Company and the results of its operations and changes in its financial position as of the time and for the periods then ended, and (ii) a certification, in form and substance satisfactory to the Investors, of the Vice President, Finance of the Company as to the Financial Statements to the effect that the Financial Statements have been prepared in accordance with the books and records of the Company and its subsidiaries and generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such Financial Statements), and present fairly the financial position of the Company and its subsidiaries and the results of their operations and changes in their financial position as of the time and for the periods then ended.

            3.11 Schedules. The Company shall have provided to Investors all schedules required pursuant to this Agreement.

            Section 4. Conditions to the Obligations of the Company at the Closing. The obligation of the Company to issue and sell the Shares to the Investors at the Closing is subject to the satisfaction on or prior to the applicable Closing Date of the following conditions, any of which may be waived by the Company:

            4.1 Representations and Warranties. The representations and warranties of Investors contained in this Agreement shall be true and correct in all material respects at and as of such Closing Date.

            4.2 Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

            Section 5 Representations and Warranties of the Investors.

            The Investors hereby represent and warrant to the Company that:

            5.1 Each of the Investors is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933 (the "Securities Act"). Each of the Investors has experience in making investments in development stage biotechnology companies and is acquiring the Securities for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Exchange Act of 1934 (the "Exchange Act").

            5.2 Each of the Investors has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, having obtained all required consents, if any, and this Agreement, when executed and delivered, will constitute a valid and legally binding obligation of such Investor.

            5.3 No finder, broker, agent, financial person or other intermediary has acted on behalf of any of the Investors in connection with the offering of the Shares or the consummation of this Agreement or any of the transactions contemplated hereby.

            5.4 Each of the Investors has not directly or indirectly sold or caused to be sold any shares of Common Stock during the 30 trading days preceding the Closing Date. As of the Closing Date, each of the Investors does not directly or indirectly have, and as of the date of any Reset, each of the Investors will not directly or indirectly have, a "short" position with respect to the Common Stock.

            5.5 Each of the Investors recognizes that the purchase of the Securities involves a high degree of risk including, but not limited to, the following: (a) an investment in the Company is highly speculative, and only an investor who can afford the loss of their entire investment should consider investing in the Company and the Securities; (b) an investor may not be able to liquidate its investment; (c) transferability of the Securities is extremely limited; and (d) in the event of a disposition, such investor could sustain the loss of its entire investment.

            5.6 Each of the Investors hereby represents that it has been furnished by the Company with all information regarding the Company that such Investor has requested or desired to know, has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of the investment and has received any additional information that such Investor has requested.

            5.7 Each of the Investors has relied solely upon its own judgment in making the decision to invest in the Company. To the extent necessary, such Investor has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and its purchase of the Securities hereunder.

            5.8 Each of the Investors represents that no Securities were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith such Investor did not (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

            5.9 Each of the Investors hereby represents that it, either by reason of such Investor's business or financial experience or the business or financial experience of such Investor's outside professional advisors (who are unaffiliated with and who are not compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly), has the capacity to protect the Investor's own interests in connection with the transaction contemplated hereby.

            5.10 Each of the Investors has full power and authority (corporate or partnership, as the case may be, statutory and otherwise) to execute and deliver this Agreement and to purchase the Securities. The execution and delivery by each of the Investors of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or partnership, as the case may be, action on the part of such Investor.

            5.11 Each Investor is authorized and qualified to become an investor in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such Investor to do so.

            5.12 No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, remains to be obtained or is otherwise required to be obtained by the Investors in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the purchase and sale of the Securities.

            Section 6. Representations and Warranties of the Company

            The Company hereby represents and warrants to the Investors that:

            6.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to own and hold its properties and to conduct its business; to execute, deliver and perform this Agreement; and to issue, sell and deliver the Securities. The Company is duly qualified or licensed to do business in each jurisdiction in which the failure to be so qualified or licensed would have a materially adverse effect on the business or financial condition of the Company.

            6.2 Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 2,420,282 are designated Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock") and 2,039 are designated Series C Convertible Preferred Stock of the Company (the "Series C Preferred Stock"). As of the date hereof, (i) 5,855,428 shares of Common Stock were issued and outstanding, (ii) 1,712,386 shares of Series B Preferred Stock were issued and outstanding and were convertible into 55,331,095 shares of Common Stock, (iii) 2,039 shares of Series C Preferred Stock, which are convertible into shares of Common Stock under certain circumstances based on the liquidation value of the Series C Preferred Stock and the market price of the Common Stock, were issued and outstanding, (iv) 2,000 shares of Common Stock were held in the treasury of the Company, (v) 2,299,212 shares of Common Stock were reserved for issuance upon exercise of outstanding options issued under (A) the Company's 1998 Stock Incentive Plan, the Company's 1995 Stock Option Plan and the Company's 1993 Stock Option Plan (the

"Option Plans") and (B) stock option plans of certain corporate predecessors of the Company, (vi) an aggregate of 2,297 shares of Common Stock were reserved for issuance under stock options granted by the Company outside the Option Plans,
(vii) an aggregate of 2,045,087 shares of Common Stock were reserved for issuance under outstanding warrants, (viii) 684,997 shares of Common Stock were reserved for issuance upon conversion of the 220,026 shares of Series B Preferred Stock issuable upon the exercise of outstanding warrants, and (ix) 173,333 shares of Common Stock were reserved for issuance upon exercise of the Company's outstanding unit purchase option (including warrants issuable upon the exercise of such unit purchase option). All of the outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section
6.2 and Section 6.2 of the Disclosure Schedule, there are no options, warrants or other rights, convertible debt, agreements, arrangements or commitments of any character obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of or other equity interests in the Company or any of its subsidiaries. The Company is not obligated to retire, redeem, repurchase or otherwise reacquire any of its capital stock or other securities.

            6.3 Authorization; Enforceability. The Company has full corporate power and authority to execute, deliver and enter into this Agreement and to consummate the transactions contemplated hereby. All action on the part of the Company, its directors, managers, members or stockholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.

            6.4 Financial Statements and SEC Documents. (a) Contained within the SEC Documents (as defined in Section 6.4(b) are (i) the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 1997 and 1996, and the related audited consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996, and for the period from May 18, 1993 (date of inception) to December 31, 1997, together with the related notes thereto (the "Audited Financial Statements") and (ii) the Financial Statements (as such term is defined in
Section 3.10) (other than the Financial Statements at and as of December 31, 1998, which have not yet been included in any document filed with the Securities and Exchange Commission (the "SEC")). All of the Audited Financial Statements and the Financial Statements are correct and complete, and have been prepared in accordance with the books and records of the Company and its subsidiaries and generally accepted accounting principles, applied consistently with the past practices of the Company and its subsidiaries (except as otherwise noted in such Audited Financial Statements and Financial Statements), reflect all liabilities and obligations of the Company and its subsidiaries, as of their respective dates, and present fairly the financial position of the Company and its subsidiaries and the results of their operations as of the time and for the periods indicated therein.

            (b) The Company has filed with the SEC all documents required to be filed with the SEC by the Company since January 1, 1997 except to the extent such filings are permitted to be deferred under applicable rules and regulations. All such documents, as the same have since the time of their filing been amended, are referred to herein as the "SEC Documents". As of their respective dates, the SEC Documents complied in all respects with the requirements of the Securities Act and/or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to be stated therein to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

            6.5 No Material Adverse Changes. Since December 31, 1997, except as disclosed in the SEC Documents filed subsequent to that date, in Schedule 6.5 or in the other schedules to this Agreement, there has not at any time been (a) any material adverse change in the business, financial condition, operating results, business prospects, employee relations or customer relations of the Company or its subsidiaries, other declines in working capital, shareholders' equity and other financial items resulting from the use of cash in furtherance of the Company's business, or (b) other adverse changes, which in the aggregate have been materially adverse to the Company or its subsidiaries.

            6.6 Absence of Certain Developments. Except as contemplated by this Agreement, since December 31, 1998, the Company and each of its subsidiaries have not (a) issued any securities, (b) borrowed any amount or incurred or become subject to any liabilities (absolute or contingent), other than liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business, all of which involve less than $100,000, (c) discharged or satisfied any lien, adverse claim or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company with respect to the Common Stock or purchased or redeemed any shares of Common Stock;
(e) mortgaged, pledged or subjected to any lien, adverse claim, charge or any other encumbrance, any of its properties or assets, except for liens for taxes not yet due and payable or otherwise in the ordinary course of business; (f) sold, assigned or transferred any of its assets, tangible or intangible, except in the ordinary course of business and in an amount less than $100,000, (g) suffered any extraordinary losses or waived any rights of material value other than in the ordinary course of business; (h) made any capital expenditures or commitments therefor other than in the ordinary course of business; (i) entered into any other transaction other than in the ordinary course of business in an amount less than $100,000 or entered into any material transaction, whether or not in the ordinary course of business; (j) made any charitable contributions or pledges; (k) suffered any damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company or its subsidiaries or any other properties or assets of the Company or its subsidiaries which could have a material adverse effect on the business or financial condition of the Company or its subsidiaries; (l) made any change in the nature or operations of the business of the Company or its subsidiaries; or
(m) resolved or entered into any agreement or understanding with respect to any of the foregoing.

            6.7 No Conflict; Governmental Consents. (a) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not result in the material violation of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, or of any provision of the Restated Certificate of Incorporation or By-Laws of the Company, and will not conflict with, or result in a material breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Company is a party or by which it is bound or to which any of its material properties or assets is subject, nor result in the creation or imposition of any lien upon any of the material properties or assets of the Company.

            (b) No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, remains to be obtained or is otherwise required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation the issue and sale of the Securities, except such filings as may be required to be made with the SEC, the National Association of Securities Dealers, Inc. , The NASDAQ Stock Market, Inc. or any state blue sky or securities regulatory authority.

            6.8 Licenses. The Company has sufficient licenses, permits and other governmental authorizations currently required for the conduct of its business or ownership of properties and is in all material respects complying therewith.

            6.9 Litigation. There are no pending, or to the Company's knowledge, threatened legal or governmental proceedings against the Company that would materially adversely affect the business, property, financial condition or operations of the Company.

            6.10 Investment Company. The Company is not an "investment company" within the meaning of such term under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

            Section 7. Registration Rights.

            7.1 Upon the next filing by the Company of a registration statement (the "Registration Statement") with the SEC with respect to the resale of the shares of Common Stock, the Company shall include (a) all shares of Common Stock acquired hereunder by the Investors hereunder (b) all shares of Common Stock issuable upon exercise of the Warrants and (c) any shares of Common Stock acquired as the result of a Reset or otherwise pursuant to Section 2(a) or 2(b) (the "Registrable Securities"); provided, however, that in any event, the Company shall file a Registration Statement with the SEC for the resale of the Registrable Securities no later than the date that is 180 days from the Effective Date. Upon the filing of the Registration Statement, the Company shall use its best efforts to cause such registration statement to become effective within 60 days thereafter. The Company will use its best efforts to effect the registrations, qualifications or compliances (including, without limitation, the execution of any required undertaking to file post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws and appropriate compliance with applicable securities laws, requirements or regulations) as may be reasonably requested and as would permit or facilitate that sale and distribution of all Registrable Securities until all Registrable Securities held by the Investors have been disposed of pursuant to such registration statement; provided that the Company shall not be obligated to maintain the effectiveness of the Registration Statement (or any related qualifications or compliance) following the first anniversary of the date such Registration Statement is filed. Other holders of registration rights with respect to the Common Stock shall be permitted to include their shares of Common Stock in the Registration Statement provided that, in the event the Investors elect to retain an underwriter in connection with the distribution contemplated by the Registration Statement, the inclusion in the Registration Statement of shares of Common Stock held by other holders of registration rights shall be conditioned on such other holders disposing of such shares of Common Stock pursuant to the related underwriting agreement.

            7.2 In connection with any registration statement filed pursuant to
Section 7.1, the following provisions shall apply:

(a) The Investors will promptly provide the Company with such information as the Company shall reasonably request in order to prepare such registration statement. In the event that the distribution of the Common Stock covered by the registration statement shall be effected pursuant to an underwritten offering, the inclusion in such registration of the Registrable Securities shall be conditioned on the Investors' execution and delivery of a customary underwriting agreement with respect thereto (it being understood that the Investors shall have sole authority with respect to retaining an underwriter in connection with any registration effected requested pursuant to Section 7.1).

      (b) All expenses in connection with the preparation of such registration statement (other than underwriting fees, discounts or commissions and the fees and disbursements of counsel for the Investors) shall be borne solely by the Company.

(c) Following the effective date of such registration statement, the Company shall, upon the request of the Investors, forthwith supply such number of prospectuses (including preliminary prospectuses and amendments and supplements thereto) meeting the requirements of the Securities Act or such other securities laws where the registration statement or prospectus has been filed and such other documents as are referred to in the registration statement as shall be requested by the Investors to permit it to make a public distribution of their Registrable Securities, provided that the Investors furnishes the Company with such appropriate information relating to the Investors' intentions in connection therewith as the Company shall reasonably request in writing.

      (d) the Company shall prepare and file such amendments and supplements to such registration statement as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act or such other securities laws where the registration statement has been filed with the respect to the offer and sale or other disposition of the shares covered by such registration statement during the period it is required to be maintained.

      (e) The Company will as expeditiously as possible to:

                  (i) notify the Investors at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will prepare a supplement or amendment to such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                  (ii) cause all Registrable Securities covered by the registration statement to be listed on each securities exchange on which the Common Stock is then listed, and, unless the same already exists, provide a transfer agent, registrar and CUSIP number for all such Registrable Securities not later than the effective date of the registration statement;

                  (iii) enter into such customary agreements (including an underwriting agreement uncustomary form) and take all such other actions as the Investors or the underwriters, if any, of a registration requested pursuant to Section 7.1 reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

                  (iv) make available for inspection by the Investors, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by the Investors or any underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information requested by any such Inspector in connection with such registration statement, provided that the Company shall have received appropriate confidentiality undertakings with respect to such disclosure;

                  (v) obtain "cold comfort" letters and updates thereof from the Company's independent public accountants and an opinion from the Company's counsel in customary form and covering such matters of the type customarily covered by "cold comfort" letters and opinions of counsel, respectively, as the investors shall request in connection with any registration pursuant to Section 7.1; and

                  (vi) otherwise comply with all applicable rules and regulations of the Securities and Exchange Commission.

      (f) The Investors agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 7.2 (a)(i), each Investor will forthwith discontinue disposition of its Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Investors' receipt of the copies of the supplemented or amended prospectus covering such Registrable Securities current at the time of receipt of such notice.

      (g) Indemnification.

            (i) In the event of the registration or qualification of any Registrable Securities under the Securities Act or any other applicable securities laws pursuant to the provisions of this
                  Section 7, the Company agrees to indemnify and hold harmless the Investors and each underwriter, broker or dealer, if any, of such Registrable Securities, and each other person, if any, who controls the Investors or any such underwriter, broker or dealer within the meaning of the Securities Act or any other applicable securities, from and against any and all losses, claims, damages or liabilities (or actions in respect thereof), joint or several, to which the Investors or such underwriter, broker or dealer within the meaning of the Securities Act or any other applicable securities, from and against any and all losses, claims, damages or liabilities (or actions in respect thereof), joint or several, to which the Investors or such underwriter, broker or dealer or controlling person may become subject under the Securities Act or any other applicable securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Securities were registered or qualified under the Securities Act or any other applicable securities laws, any preliminary prospectus or final prospectus relating to such Registrable Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation under the Securities Act or any other applicable securities laws applicable to the Company or relating to any action or inaction required by the Company in connection with any such registration or qualification and will reimburse The Investors and each such underwriter, broker or dealer and each such controlling person for any legal or other expenses reasonably incurred by the Investors or such underwriter, broker or dealer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in such registration statement, such preliminary prospectus, such final prospectus or such amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by the Investors or such underwriter, broker, dealer or controlling person specifically and expressly for use in the preparation thereof.

            (ii) In the event of the registration or qualification of any Registrable Securities under the Securities Act or any other applicable securities laws for sale pursuant to the provisions hereof, the Investors, each underwriter, broker and dealer, if any, of such Registrable Securities, and each other person, if any, who controls the Investors or any such underwriter, broker or dealer within the meaning of the Securities Act, agrees severally, and not jointly, to indemnify and hold harmless the Company, each person who controls the Company within the meaning of the Securities Act, and each officer and director of the Company from and against any losses, claims, damages or liabilities, joint or several, to which the Company, such controlling person or any such officer or director may become subject under the Securities Act or any other applicable securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in any registration statement under which such Registrable Securities were registered or qualified under the Securities Act or any other applicable securities laws, any preliminary prospectus or final prospectus relating to such Registrable Securities, or any amendment or supplement thereto, or arise out of or are based upon an untrue statement or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which untrue statement or omission was made therein in reliance upon and unconformity with written information furnished to the Company by the Investors or such underwriter, broker, dealer or controlling person specifically for use in connection with the preparation thereof, and will reimburse the Company, such controlling person and each such officer or director of any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action, provided, that in no event shall The Investors be liable for any amount in excess of the sales proceeds of the Registrable Securities sold by it.

            (iii) Promptly after receipt by a person entitled to indemnification under this Section 7.3(c) (an "indemnified party") of notice of the commencement of any action or claim relating to any registration statement as to which indemnity may be sought hereunder, such indemnified party of its election so to assume the defense thereof, the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than the reasonable cost of investigation, provided that no indemnifying party shall enter into any settlement without the prior written consent of the indemnified party unless such indemnified party is fully released and discharged from any such liability. Notwithstanding the foregoing, the indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (A) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such suit, action, claim or proceeding, (B) the indemnifying party shall not have employed counsel (reasonably satisfactory to the indemnified party) to take charge of the defense of such action, suit, claim or proceeding, or (C) such indemnified party shall have reasonably concluded, based upon the advice of counsel, that there may be defenses available to it which are different from or additional to those available to the indemnifying party which, if the indemnifying party and the indemnified party were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such counsel or materially prejudice the prosecution of the defenses available to such indemnified party. If any of the event specified in clauses (A), (B) or (C) of the preceding sentence shall have occurred or shall otherwise be applicable, then the fees and expenses of one counsel or firm of counsel selected by a majority in interest of the indemnified parties (and reasonably acceptable to the indemnifying party) shall be borne by the indemnifying party. If, in any such case, the indemnified party employs separate counsel, the indemnifying party shall not have the right to direct the defense of such action, suit, claim or proceeding on behalf of the indemnified party and the indemnified party shall assume such defense and/or settle such action; provided, however, that, an indemnifying party shall not be liable for the settlement of any action, suit, claim or proceeding effected without its prior written consent, which consent shall not be unreasonably withheld.

      7.4 (a) Each of the Investors agrees to comply with such customary lock-up or black-out restrictions on transfer as may be requested by the Company or any underwriter in connection with a public offering of the Company's securities after the Effective Date, provided that in no event shall the Investors be required to comply with any such lock-up or black-out for a period in excess of 180 days from the completion of such offering. In the event a request for filing of the Registration Statement is made prior during such lock-up or black-out, the Company shall prepare the Registration Statement for filing but shall not be required to file the Registration Statement prior to the expiration of such lock-up or black-out. No transfer in violation of this Agreement shall be made or recorded on the books of the Company and any such Transfer or purported Transfer shall be void ab initio and of no force or effect.

            (b) The Investors agree to suspend, upon request of the Company, any disposition of Registrable Securities pursuant to the Registration Statement during any period, not to exceed one 90-day period per 12-month period, if the Board of Directors of the Company determines in good faith that the disclosure of material undisclosed circumstances or developments with respect to the Company would be required in such a prospectus and that such disclosure would interfere with any material financing, acquisition, merger, reorganization or other transaction involving the Company, would have an adverse effect on the Company or is otherwise inadvisable, provided that in such event, the Company shall furnish to the Investors a certificate signed by its chief executive officer setting forth in reasonable detail the basis for requesting such suspension.

            7.5 Any registration statement filed pursuant to this Section 7.1 may include other securities of the Company, with respect to which registration rights have been granted, and may include securities of the Company being sold for the account of the Company, provided that in the event the related registration is underwritten, the inclusion of the Registrable Securities sought to be included in such registration by the Investors shall take priority over the inclusion of such other securities.

            Section 8. Covenants of the Company.

            8.1 Use of Proceeds. The Company, without the consent of the Investors, will not use any of the proceeds of the purchase and sale of Securities hereunder to (a) repay any indebtedness of the Company owed to officers, directors, employees or principal stockholders of the Company or (b) redeem, repurchase or otherwise acquire any equity security of the Company.

            8.2 Expenses of the Offering. The Company shall be responsible for and shall bear all expenses incurred in connection with the transactions contemplated hereby, provided that the Company shall not be obligated to reimburse the Investors for in excess of $2,500 of out-of-pocket expenses incurred by the Investors.

            8.3 Blue Sky. The Company shall use its best efforts to qualify the Securities for offering and sale under exemptions from qualification or registration requirements under the securities or "blue sky" laws of such jurisdictions as the Investors may reasonably request; provided, however, that the Company will not be obligated to qualify as a dealer in securities in any jurisdiction in which it is not so qualified, execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified.

            8.4 Form D Filing. The Company shall file five copies of a Notice of Sale of Securities on Form D with the SEC no later than 15 days after the Effective Date. The Company shall also comply with any filing requirement imposed by the laws of New York in connection with the transactions contemplated hereby.

            8.5 No Statements. The Company shall not use the name of the Investors or any officer, director, employee or shareholder thereof without the express written consent of such party, except to the extent required to comply with applicable law. On the Effective Date, the Company shall be entitled to issue a press release relating to the transactions contemplated by this Agreement with the consent of the Investors, which consent shall not be unreasonably withheld.

      Section 10. Miscellaneous.

            10.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefor, addressed to: Discovery Laboratories, Inc., 350 South Main Street, Suite 307 Doylestown, PA 18901 Attn: Robert J. Capetola, Ph.D., Chief Executive Officer, and to the Investors, or either of them, at Paramount Capital Asset Management, 787 Seventh Avenue, 48th Floor, New York, New York 10019 Attn: Lindsay A. Rosenwald. Notices shall be deemed to have been given or delivered on the date of mailing, except notices of change of address, which shall be deemed to have been given or delivered when received.

            10.2 This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. Notwithstanding the foregoing, the Investors shall not be permitted to assign their rights pursuant to Article 7 to any person or entity acquiring less than 50% of the Shares acquired by the Investors hereunder.

            10.3 This Agreement sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings pertaining to the subject matter hereof. This Agreement may be amended only by mutual written agreement of the Company and the Investors, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of the Investors.

            10.4 (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York without regard to that State's conflicts of law principles. In the event that a judicial proceeding is necessary, the sole forum for resolving disputes arising out of or relating to this agreement is the Supreme Court of the State of New York in and for the County of New York or the Federal Courts for such state and county, and all related appellate courts (collectively, the "New York Courts"). The parties hereby irrevocably and unconditionally consent to the jurisdiction of such courts.

            (b) Each of the parties hereby irrevocably and unconditionally consents to venue in the New York Courts, and hereby irrevocably and unconditionally waives any objection to the laying of venue of any judicial proceeding in the New York Courts, and agrees not to plead or claim in any such New York Court that any such judicial proceeding brought in any such court has been brought in an inconvenient forum.

            (c) Each of the parties agree that service of any process, summons, notice or document by registered or certified mail, postage prepaid, to its address set forth in Section 10.1 shall be effective service or process for any suits, actions or other proceedings brought in the New York Courts. The parties may use any other legally available means for service of process.

            (d) Each of the parties waives the right to a trial by jury in any action under this Agreement or any judicial proceeding arising out of the transactions contemplated hereby, regardless of which party initiates such judicial proceeding.

            10.5 The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

            10.6 It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

            10.7 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement. Any documentary, registration, stamp tax or similar issuance or transfer taxes due as a result of the conveyance, transfer or sale of the Shares between any of the Investors (or any of their permitted transferees), on the one hand, and the Company, on the other hand, pursuant to this Agreement shall be borne by such Investors (or their respective permitted transferees). Except as otherwise provided in this Agreement, each party will pay its own expenses incident to this Agreement.

            10.8 This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

            10.9 Nothing in this Agreement shall create or be deemed to create in any person or entity not a party to this Agreement any legal or equitable right, remedy or claim under this Agreement, and this Agreement shall be for the sole and exclusive benefit of the parties hereto. The parties hereto expressly recognize that this Agreement is not intended to create a partnership, joint venture or other similar arrangement between or among any of such parties or their respective affiliates.

            10.10 No press release or other public disclosure relating to the transactions contemplated by this Agreement shall be issued or made by or on behalf of any party hereto without prior consultation with the other party, except as required by applicable law, court process or stock exchange rules, and except that the parties may issue press releases and make other public disclosure consistent with the general terms of the transactions contemplated by this Agreement. In addition, the parties shall agree on the content of the initial press release regarding such transactions.

            IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

                                          DISCOVERY LABORATORIES, INC.

                                          By: /s/ Evan Myrianthoupoulos
                                              --------------------------------
                                              Name:  Evan Myrianthopoulos
                                              Title: Vice President of Finance


                                          ARIES DOMESTIC FUND, L.P.

                                          By: /s/ Lindsay A. Rosenwald
                                              --------------------------------
                                              Name:  Lindsay A. Rosenwald
                                              Title: President, Paramount
                                                     Capital Asset Management


                                          THE ARIES MASTER FUND, A CAYMAN
                                          ISLAND EXEMPTED COMPANY

                                          By: /s/ Lindsay A. Rosenwald
                                              --------------------------------
                                              Name:  Lindsay A. Rosenwald
                                              Title: President, Paramount
                                                     Capital Asset Management

                                    EXHIBIT A

Investor          Amount      No. of Shares of Common Stock      No. of Warrants
--------          ------      -----------------------------      ---------------

Aries Domestic
Funds, L.P.       $195,000               103,723                    103,723

The Aries Master  $455,000               242,021                    242,021
Fund, a Cayman
Island Exempted
Company

                                    EXHIBIT G

      AMENDMENT (this "Amendment") dated as of April 5, 1999 to the STOCK PURCHASE AGREEMENT (the "Purchase Agreement") dated as of March 31, 1999 among DISCOVERY LABORATORIES, INC., a Delaware corporation (the "Company"), and ARIES DOMESTIC FUND, L.P., and THE ARIES MASTER FUND, A CAYMAN ISLAND EXEMPTED COMPANY (the "Investors").

            Section 1. Amendment of Purchase Agreement. (a) Section 1.1 of the Purchase Agreement is hereby amended in its entirety to read as follows:

                  1.1 On the date hereof, the Company shall issue and sell to the Investors, and the Investors shall purchase from the Company, (a) an aggregate of 292,553 shares of Common Stock (the "Shares") at a price of $1.88 per share (the "Per Share Price") and (b) Warrants to purchase 292,553 shares of Common Stock at an exercise price equal to $2.30 (the "Per Share Exercise Price"), for an aggregate purchase price of $550,000 (the "Purchase Price"), allocated among the Investors as set forth in Exhibit A. The Warrants shall be issued in the form of Exhibit B. The Purchase Price shall be paid by wire transfer of immediately available funds in United States dollars to the Company, contemporaneously with the execution and delivery of this Agreement, to an account previously designated in writing by the Company.

(b) Exhibit A to the Purchase Agreement is amended in its entirety and replaced with Exhibit A annexed to this Amendment.

            Section 2. No Impairment of Purchase Agreement. Except as explicitly set forth in Section 1 of this Amendment, the Purchase Agreement shall remain unmodified and in full force and effect.

            Section 3. Miscellaneous. This Amendment may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law rules of such State.

            IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first above written.

                                          DISCOVERY LABORATORIES, INC.

                                          By: /s/ Evan Myrianthopoulos
                                              --------------------------------
                                              Name:  Evan Myrianthopoulos
                                              Title: Vice President of Finance


                                          ARIES DOMESTIC FUND, L.P.

                                          By: /s/ Lindsay A. Rosenwald
                                              --------------------------------
                                              Name:  Lindsay A. Rosenwald
                                              Title: President, Paramount
                                                     Capital Asset Management


                                          THE ARIES MASTER FUND, A CAYMAN
                                          ISLAND EXEMPTED COMPANY

                                          By: /s/ Lindsay A. Rosenwald
                                              --------------------------------
                                              Name:  Lindsay A. Rosenwald
                                              Title: President, Paramount
                                                     Capital Asset Management

                                    EXHIBIT A

Investor          Amount      No. of Shares of Common Stock      No. of Warrants
--------          ------      -----------------------------      ---------------

Aries Domestic
Funds, L.P.       $165,000               87,766                      87,766

The Aries Master  $385,000               204,787                    204,787
Fund, a Cayman
Island Exempted
Company